Exhibit 99.1

Rule 14a-12 Legends

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements.” Forward-looking statements can usually be identified by the use of words such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “evolve,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “opinion,” “plan,” “possible,” “potential,” “project,” “should,” “will” and other expressions which indicate future events or trends.

These forward-looking statements are based upon certain expectations and assumptions and are subject to risks and uncertainties. Actual results could differ materially from those anticipated as a result of various factors, including the following: Datalink’s shareholders may not approve the transaction; conditions to the closing of the transaction, including receipt of required regulatory approvals, may not be satisfied; the transaction may involve unexpected costs, liabilities or delays; the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time frames or at all and to successfully integrate Datalink’s operations into those of Insight; such integration may be more difficult, time consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; uncertainties surrounding the transaction; the outcome of any legal proceedings related to the transaction; Datalink and/or Insight may be adversely affected by other economic, business, and/or competitive factors; risks that the pending transaction disrupts current plans and operations; the retention of key employees of Datalink; other risks to consummation of the transaction, including circumstances that could give rise to the termination of the merger agreement and the risk that the transaction will not be consummated within the expected time period or at all; and the other risks described from time to time in Datalink’s and Insight’s reports filed with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors,” including each company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, subsequent Quarterly Reports on Form 10-Q and in other of Datalink’s and Insight’s filings with the SEC.

All forward-looking statements are qualified by, and should be considered in conjunction with, such cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which such statements were made. Except as required by applicable law, neither Insight nor Datalink undertakes any obligation to update forward-looking statements to reflect events or circumstances arising after such date.

Additional Information and Where to Find It

In connection with the transaction, Datalink intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A. Following the filing of the definitive proxy statement with the SEC, Datalink will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the transaction. Datalink shareholders are urged to carefully read these materials (and any amendments or supplements) and any other relevant documents that Datalink files with the SEC when they become available because they will contain important information. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Datalink with the SEC, may be obtained free of charge at the SEC’s website (http://www.sec.gov), at Datalink’s investor website (http://www.datalink.com/Investor-Information), or by writing or calling Datalink at Datalink Corporation, 10050 Crosstown Circle, Suite 500, Eden Prairie, Minnesota 55344 or by (952) 944-3462.

Participants in the Solicitation

Datalink and its directors and executive officers, and Insight and its directors and officers, may be deemed to be participants in the solicitation of proxies from Datalink’s stockholders with respect to the transaction. Information about Datalink’s directors and executive officers and their ownership of Datalink’s common stock is set forth in Datalink’s proxy statement on Schedule 14A filed with the SEC on April 15, 2016. To the extent that holdings of Datalink’s securities have changed since the amounts printed in Datalink’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the identity of the participants in the proxy solicitation, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with SEC in connection with the transaction. Information about the directors and executive officers of Insight is set forth in the proxy statement for Insight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2016.

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CORPORATE PARTICIPANTS

Glynis Bryan Insight Enterprises, Inc. - CFO

Ken Lamneck Insight Enterprises, Inc. - President and CEO

CONFERENCE CALL PARTICIPANTS

Eric Martinuzzi Lake Street Capital - Analyst

Sachin Shah Albert Fried - Analyst

Adam Tindle Raymond James - Analyst

Matt Sheerin Stifel Nicolaus - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Insight Enterprises special announcement conference call. (Operator Instructions) As a reminder, this conference call is being recorded.

I would now like to introduce your host for today’s conference, Ms. Glynis Bryan, Chief Financial Officer. Ms. Bryan, you may begin.

Glynis Bryan - Insight Enterprises, Inc. - CFO

Thank you, Danielle. Welcome, everyone, and thank you for joining the special conference call. Today we will be discussing the Company’s intent to acquire Datalink Corporation, which was announced by press release earlier this morning.

I am Glynis Bryan, Chief Financial Officer of Insight Enterprises, and joining me is Ken Lamneck, President and Chief Executive Officer. If you do not have a copy of the press release, that was posted this morning and found with the Securities and Exchange Commission on Form 8-K you’ll find it on our website, insight.com, under the investor relations section. As usual, at the conclusion of the scripted portion of this conference call, we will answer questions from the participants.

Today’s call including the slide presentation in the question-and-answer portion is being webcast live and can be accessed by the investor relations section of our website, insight.com. An archived copy of the conference call will be available approximately two hours after conclusion of the call and will remain on our website for a limited time.

This conference call and the associate webcast contain time-sensitive information that is accurate only as of today, November 7, 2016. This call is the property of Insight Enterprises. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Insight Enterprises is strictly prohibited.

Finally let you remind you about forward-looking statements that will be made on today’s call. All forward-looking statements that are made on this conference call are subject to risks and uncertainties that could cause actual results to differ materially. These risks are discussed in today’s press release and also in greater detail in our annual report on Form 10-K for the year ended December 31, 2015. Insight Enterprises assumes no obligation to update any forward-looking statements.

With that, I will now turn the call of the Ken for opening remarks.

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Ken Lamneck - Insight Enterprises, Inc. - President and CEO

Thank you, Glynis. Good morning, everyone, and thank you for joining us today. As part of today’s conference call, Glynis and I will take you through a slide presentation that provides key highlights of this exciting acquisition and then open up your line for questions.

First, I want to express how very pleased I am to announce that the Company has signed a definitive agreement to acquire Datalink, one of the nation’s leading providers of IT solutions focused on data centers including the array of consulting and professional and managed services. The Datalink team has built an exceptional organization over the years, designing and delivering the most relevant data center solutions to large and midsized clients.

Over a 30-year history the company has evolved from a regional VAR into a national solution provider focused on data center technologies including core categories of storage, server networking, whether sold discreetly as a product or part of the solution with services. We are very thrilled to have Datalink team join Insight. Together we will enhance our capabilities as a premier IT solutions provider with global scale and team technical talent focused on delivering solutions to clients on premise or in the cloud.

We will now turn to slide presentation starting with slide 4.

Insight’s purpose is to build meaningful connections to help businesses run smarter. This transaction represents a significant and strategic combination that supports our purpose and strategy. Through this acquisition, we will expand our services business, adding over 50% more in services sales for portfolios and adding new capabilities in data center around next-generation technology including hybrid cloud, hyper converged, and security solutions. We will learn from Datalink’s unique go to market approach leading with solutions that combine hardware, software, and services the drive business outcomes for clients. We will increase our field sales coverage in key markets particularly in California and the Northeast and ultimately drive growth and expanded gross margins for increasing our services sales in leading with higher growth and higher-margin product categories. We also expect that the business combination will be accretive to adjusted EPS in the first year following closing.

*********

Moving to slide 6, let me provide an overview of Datalink’s business. Datalink is the market-leader data center solutions provider headquartered in Minneapolis. Of the 570 teammates, more than 450 are client-facing, either in presales, sales, engineering, or service delivery roles. Datalink serves Fortune 1000 clients and the public sector, with little concentration in the portfolio.

They have grown the business through deep partner relationships with Cisco, NetApp, and Veritas and are leading the charge to bring next-generation technologies to market with Pure and Nimble in the storage category and Nutanix and SimpliVity in the converged solutions space.

On slide 7, you can see Datalink has a robust set of services and solutions spanning the IT lifecycle. From consulting services that help clients design and choose a data center solution to product fulfillment, professional installation, and deployment services; to on-call or third-party maintenance support; and finally, to monitoring the management of the clients’ environment. Datalink’s current sales mix is about 70% product, 30% services.

Similar to our business, professional consulting services engagements for Datalink fill a higher percentage of product sales, about 2 to 3 times, the services sales. And on the other side, product sales pull through one call maintenance to managed services sales. Overall, Datalink’s offerings are highly complementary to each other into our own portfolio of offerings.

Why are we excited about Datalink? As we think about acquisition opportunities for Insight, we focused on several questions. Does the acquisition fit strategically with the goal to gain a competitive advantage in the marketplace? Will the acquired company share the same vision and values that we have at Insight so that our cultures come together smoothly?

Does the acquired company bring capabilities and skills that would be additive to our portfolio at a lower cost or less execution risk than if we had built them ourselves? Finally, does the acquisition make economic sense relative to our multiyear financial metrics and outlook?

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We believe that bringing Insight and Datalink together is highly strategic and over the next few slides you will see how well it fits within our requirements for each of these questions.

On to slide 9. As we all know, our industry is continuously transforming and new technologies are creating disruption and, thus, opportunity in the marketplace. The worldwide market for data center solutions is expected to be about $600 billion by 2020 and technologies such as cloud, converged, and hyper converged; server network platforms; and information security are going to drive growth in the market over the next five years.

Datalink will bring to Insight deep technical talent, consultative skills and experience, and strong partnership relationships to help our clients migrate to encapture these technology opportunities.

Moving on to slide 10, both Insight and Datalink have operated successfully as independent public companies with broad data center capabilities, great brand recognition, and a commitment to invest in its services offerings that bring value to our clients and partners. This combination brings strong synergies and incremental value to each of our organizations as well. Datalink will provide deeper technical expertise around high-growth technologies, while adding scale to Insight’s existing business.

Combining Datalink’s expertise, differentiated client support, and services offerings with Insight’s current growth platform, including our complementary service capabilities, best-in-class digital marketing engine, scalable IT systems, and global footprint, will enhance our combined value proposition in the marketplace. We believe this acquisition will equal success for our clients, partners, teammates, and stockholders.

We believe it will provide sales and profitability expansion in growing technology areas; access to a talented pool of technicians, engineers, and architects; acceleration of growth in higher-margin services categories; new clients and regional scale in key markets; and deeper partner relationships. All of which will position our organization as a leading data center solutions provider in the marketplace.

I will now turn the call over to Glynis, who will walk you through some of the financial details of this transaction. Glynis?

Glynis Bryan - Insight Enterprises, Inc. - CFO

Thank you, Ken. Starting on slide 13; as you know, we have signed a definitive agreement to acquire Datalink for $11.25 per share in cash, implying an enterprise value of $196 million. The purchase price represents a 19% premium to Datalink’s closing share price on Friday and implies a transaction multiple of 4.9 times calculated as a ratio of enterprise value to the last 12 months EBITDA including synergies and stock-based compensation expense.

We expect this acquisition to be accretive to adjusted EPS in 2017, excluding approximately $8 million in transaction-related expenses and restructuring and integration costs, but including the acquisition-related intangible amortization. In addition, we currently expect to achieve annual cost savings of approximately $20 million within two years after closing, primarily from efficiencies related to corporate expenses, duplicate functions, and combined technology systems.

We expect to fund the transaction with cash on hand and borrowings under existing credit facilities. We expect to quickly pay down the acquisition-related indebtedness post closing through strong cash flows from the combined business. This transaction is expected to close in the first quarter of 2017, subject to closing conditions including regulatory approvals and approval from the Datalink shareholders.

Finally, over the past 12 months Datalink reported approximately $771 million in gross revenue and $25 million in EBITDA, excluding stock-based compensation expense. Insight anticipates that total incremental net sales from the Datalink business will be approximately $600 million in 2017. The difference between the trailing 12 months and our 2017 outlook is primarily driven by differences in the recognition of certain third-party service contracts.

Consistent with our current practices for similar sales, Insight intends to record sales of third-party service and maintenance contracts on a net sales recognition basis whereby revenue is equal to gross profit earned on the transaction. These adjustments will not adversely affect the profitability of Datalink’s business.

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On slide 14, as we look forward, we’re excited about the opportunity to realize the value we believe exists within the combined businesses. Adding Datalink to our business will add immediate scale to our top line overall and to our services category in particular.

On the gross margin line, the Datalink business drives product gross margin of over 18% which are significantly higher than our average gross margins due to the strategic nature of data center investments and disciplined pricing strategies employed by Datalink. And their services offering run at about 30% gross margin on a net sales recognition basis.

Incremental to the economics achieved by adding the two companies together are clear opportunities for growth by bringing Insight’s core business to Datalink’s clients and bringing Datalink’s services and solutions offerings to Insight’s business. And as I noted earlier, we also expect there to be about $20 million in cost savings as we bring the two companies together.

As I stated earlier, we expect this transaction to close early in the first quarter. Until then it’s business as usual for both companies as we wait for regulatory and Datalink shareholders’ approval. In the meantime, teams from both companies will be working together on integration plans.

That concludes the slide presentation and at this time Ken and I are happy to answer your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Eric Martinuzzi, Lake Street Capital.

Eric Martinuzzi - Lake Street Capital - Analyst

Thanks. Congratulations on the transaction, Ken and Glynis. I have a question regarding — I feel like I know Datalink very well; I’m an analyst that follows Datalink. But I was hoping you could talk a little bit about your competitive environment: who are Insight’s competitors and how does this make you better versus those competitors? And then I have a follow-up.

Ken Lamneck - Insight Enterprises, Inc. - President and CEO

Great, thank you. I will start and then Glynis can add in, but thank you for joining today.

We certainly do compete with Datalink in the marketplace. I would say they have much more extensive expertise in the data center area specifically. They started, as you know, with some very strong storage background and skills and they have added that of course into really concentrating and focusing on the data center.

So we provide little bit more of a broader picture to the marketplace. We serve a full portfolio so we do service the data center. We do have — Insight does have an extensive array of services offerings that support the data center, as well as many other aspects of IT. We are a little bit more broadlined in the fact that we will sell a lot of devices of our clients, desktops, notebooks, printer technologies as well.

And the other aspects that are differentiated, of course, is that Insight is a global company, so we do have a global footprint so we can support clients globally. One of the portfolios that is very strong for us is our software portfolio. We are Microsoft’s largest global partner as a company so we have a whole array of services and product sets around software offerings.

Being global certainly is going to assist Datalink, as a lot of their clients have a need to form a more global solution. We also have a very strong e-commerce platform that will enable a lot of the current Datalink clients to take advantage of that.

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We have a strong digital marketing capability of how we communicate with our clients and provide them the kind of content they need to make smarter business decisions. And we think we have a very scalable IT platform based upon SAP that we think will actually make this transaction help us be much more seamless in our approach.

But let me stop there and then certainly follow-up with any add-on questions. Glynis, I don’t know if you wanted to add anything as well.

Glynis Bryan - Insight Enterprises, Inc. - CFO

The only thing I would add is if you think about our competitors I would say that from a domestic perspective, it would be CDW in the reseller space, but I’d also put ePlus, some of the VARs that are very focused on Cisco in particular, as being our competitors, specifically us we go after networking business. So we do the gamut from the reseller perspective through very specialized VARs as well.

I would say those are our competitors from a North America perspective. One of the differentiating characteristics for us is the breadth of our portfolio, including the software pieces that we have and the solutions that we can wrap around the hardware product as well as our global scale.

Eric Martinuzzi - Lake Street Capital - Analyst

Okay. And then my follow-up question has to do with the growth rate of Datalink. Their business was a little bit softer than expected in the first half of the year, but they do just — I don’t know what they are going to be reporting tonight or if that call is even going to happen now. But they were talking about a growth rate for Datalink in the 2% to 3% range.

Does that change in the hands of the new — of Insight or is that what you guys are targeting for what you have modeled for the coming year?

Glynis Bryan - Insight Enterprises, Inc. - CFO

We talked about our $600 million number and I think that we will be coming out next year with regard to specific guidance around Insight in total ultimately, not necessarily specific to Datalink. I would say that a market growth rate is not an unreasonable assumption underlying the business. We’ve made some adjustments based on individual lines of business that Datalink has with regard to our view about the strength of those businesses and our ability to overlay our expertise on them one way or the other, so I would say market growth is not an unreasonable expectation.

Eric Martinuzzi - Lake Street Capital - Analyst

Okay, thanks for taking my questions.

Operator

Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried - Analyst

Good morning. Congratulations on the deal. I just wanted to understand the background. Were there any other kind of bidders? Was there an auction process? And also I just wanted to understand is it just the German and HSR regulatory approvals that were needed? Thank you.

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Glynis Bryan - Insight Enterprises, Inc. - CFO

So Datalink is going to be coming out with a proxy to their shareholders and I leave it to them to tell their story with regard to the process that they went through, but I think it’s fair to say they had an auction process. And you are correct; it is only the HSR and the German regulatory approval that is required, as well as the Datalink shareholder approval for the transaction that would be required for closing.

Sachin Shah - Albert Fried - Analyst

Okay, so it’s pretty straightforward and we could see the deal close, maybe even before the end of the first quarter of 2017?

Glynis Bryan - Insight Enterprises, Inc. - CFO

That would be our expectations for sure, before the end of the first quarter. I think actually the HSR is a requirement, but that is not an issue, and the German antitrust is a very small piece of business. I don’t assume that that’s going to be an issue, too, and I’m clearly hoping and expecting that we would get the Datalink shareholder approval.

Sachin Shah - Albert Fried - Analyst

Excellent, thank you. Congratulations.

Operator

Adam Tindle, Raymond James.

Adam Tindle - Raymond James - Analyst

Okay, thank you and congratulations. First question, how much of the $20 million in cost savings do you anticipate reinvesting, or should we be thinking of that as a net number? And how did you arrive at this estimate, given it looks like it’s well over 10% of Datalink’s OpEx?

Ken Lamneck - Insight Enterprises, Inc. - President and CEO

We would expect, Adam, that 20% is a net number. What we’ve gone through —

Glynis Bryan - Insight Enterprises, Inc. - CFO

$20 million, $20 million.

Ken Lamneck - Insight Enterprises, Inc. - President and CEO

$20 million, I thought I said 20, but the $20 million is the net number and that $10 million of it would be in the first year and the second $10 million would be the following year. So we’ve gone through a pretty extensive analysis with Datalink, as well as ourselves, to determine what we thought was a realistic number for us. There’s a lot of, of course, synergies you would expect from a public company status that of course aren’t necessary and there is certainly benefits from an IT platform.

So all-in-all we feel we hope very confident on the $20 million synergy cost.

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Adam Tindle - Raymond James - Analyst

Maybe along those lines, can you help us quantify the vendor overlap and the customer overlap?

Ken Lamneck - Insight Enterprises, Inc. - President and CEO

The vendor overlap is actually we have relationships with most, if not all, of the partners that Datalink does business with. In some cases, they have a more extensive relationship with some of the hyper converged partners on the portfolio, but we do as well so that’s going to certainly enhance us. So there isn’t anybody really that’s new to the equation, but they’ve just got a more detailed involvement with some of those specific vendors. I think that is going to be synergistic for us.

On the client side, again we haven’t seen all the data and as you can imagine, at this point being two public companies. But from what we understand at this point and how we compete in the marketplace, we think it’s actually pretty complementary with the client set that they do business with. Whereas we might be involved and engaged with some of those clients that they are doing business with, but they are really focused on the data center and we might be supporting their software needs and other complementary products. So at this point the expectation is that it will be very complementary for us.

Adam Tindle - Raymond James - Analyst

On the IT integration, can you help us understand what’s involved, the complexity behind it? Perhaps how this compares to prior acquisitions?

Ken Lamneck - Insight Enterprises, Inc. - President and CEO

Yes, I think the one good thing is we are on the SAP platform and SAP does — it’s a complex system, but it does allow for really good integrations of this size and stature so we are pretty confident in our capabilities to perform to that. The — that activity, of course, and understanding will start immediately as far as us really understanding their processes and their systems. And our expectation is that we would complete that by the second quarter of the calendar year.

Glynis Bryan - Insight Enterprises, Inc. - CFO

(multiple speakers) Adam, I would just going to say that we’ve already gone through two migrations — well, we’ve gone through more than two, but we migrated our Canadian operation, which for all intents and purposes could be like an acquisition onto the SAP platform, and we have also successfully migrated our APAC operation onto that same SAP platform. So we have the team that is experienced with — and we’ve done a couple small acquisitions onto the SAP platform.

So we have a team that is experienced with larger migrations and we think that that will help us ultimately for a successful migration of the Datalink business on to our SAP platform.

Adam Tindle - Raymond James - Analyst

Okay, and then last one. (multiple speakers)

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Kene Lamneck - Insight Enterprises, Inc. - President and CEO

The other thing I would keep in mind is the big part of their business, of course, is services. Fortunately, we have a big services offering and the same sort of IT toolsets so we will be able to make sure that that conversion, which is a more intricate part of the business, is done well onto the SAP platform.

Adam Tindle - Raymond James - Analyst

Understood. On the capital deployment decision here, I think you could’ve achieved a similar amount of accretion through a share repurchase, so why buy versus build? And also what prompted your interest in the storage market, given it’s not really growing in total?

Glynis Bryan - Insight Enterprises, Inc. - CFO

I guess I think that I would say that we believe that the Datalink acquisition will provide some long-term value to our shareholders and provide a platform that we can actually grow from. It’s not just a storage business; it actually has an integrated data center practice. It has evolved. It has several implementations where they have done hyper converged and converged infrastructure deployments.

We’ve repurchased about $200 million of our shares over the last two years and we actually believe that the combination of a more scale-type acquisition combined with the share repurchases will give us more — will create greater value to the shareholder in the long term. The share buybacks tend to be more of a short-term play, I believe, ultimately and I think that the combination of the two, when executed well, will return a great return to our shareholders over the long term and we need to be investing in the business.

I think if you remember, Adam, we have three criteria that we apply. We invest first in our organic business with regard to supporting investments, second is acquisitions, and then third is return of capital to shareholders. We followed that philosophy.

We had an opportunity and we’ve been looking at the data center for a while. So we have leveraged the capital that we have today to purchase to the acquisition of Datalink, which we hope will successfully close in the first quarter, and we will continue to look at share repurchases as the capital structure allows for that on a go-forward basis.

Ken Lamneck - Insight Enterprises, Inc. - President and CEO

Adam, just to comment on the storage side of your question there in regards to what might be considered a declining market, and certainly we all look at the numbers on storage and the technology shift that’s going on there. We actually believe Datalink provides us some great capability in that area that we currently don’t have within Insight. And this is a very, very big market, the storage market is.

So we believe those skill sets will really allow our team to really capture additional market share in the storage business, which again is a very large business. And as the technology keeps shifting, Datalink’s very well positioned to capture more of that business. So that’s actually attractive to us.

Operator

Matt Sheerin, Stifel.

Matt Sheerin - Stifel Nicolaus - Analyst

Thanks, most of the questions have been asked here, but just a couple of follow-ups. On the IT integration, could you tell us what platform Datalink is on right now, or if that’s on —?

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Glynis Bryan - Insight Enterprises, Inc. - CFO

It’s on the Dynamics — MS Dynamics platform. Is that right?

Ken Lamneck - Insight Enterprises, Inc. - President and CEO

That’s correct.

Matt Sheerin - Stifel Nicolaus - Analyst

Okay. And then in terms of that integration, that $10 million and $10 million, is the IT integration sort of the last phase of the integration?

Glynis Bryan - Insight Enterprises, Inc. - CFO

Actually, it is accelerated. We actually need the IT integration to occur, as Ken said, by the end of the second quarter because that actually allows us to drive some more synergies.

Matt Sheerin - Stifel Nicolaus - Analyst

So it would be the first wave, okay. On their service revenue, I know you are changing the recognition to a netted-down basis. Could you tell us the breakdown of that services revenue, third-party warranties versus managed services versus on-call and maintenance?

Glynis Bryan - Insight Enterprises, Inc. - CFO

On a netted basis, the warranties is very small. OneCall would be the largest piece, and then they have also consulting, professional and managed services, which are smaller pieces probably of equal size, roughly of equal size. So the biggest single services element is the OneCall where Datalink actually responds to the client and provides the service required.

Then they have the consulting, professional and managed services. They’ve been building out consulting and managed over the last couple of years, and they’ve been doing professional for a little bit longer. And then the other piece would be a smaller warranty-specific piece on a netted basis.

Matt Sheerin - Stifel Nicolaus - Analyst

How does that compare to the breakdown of your services business? What’s the big difference? Is it the OneCall piece?

Glynis Bryan - Insight Enterprises, Inc. - CFO

The OneCall piece that’s different, yes. So we think of our business as managed and consulting, so we have those two pieces and do a variety of projects with those two. And then we have a technical services piece that we’ve talked about which would include our labs in Chicago. It would include our multisite deployments that we do for large grocery chains or banks or care salons across the country.

So the big difference, the big piece that we’re getting here is the OneCall business, and then we’re able to kind of get better leverage across our managed services and our consulting services with the Datalink team merged in.

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Matt Sheerin - Stifel Nicolaus - Analyst

On the sales synergies, it seems like the one big opportunity is your software position, particularly with Microsoft and the opportunity to cross-sell into Datalink’s existing customer base. Does that make sense?

Glynis Bryan - Insight Enterprises, Inc. - CFO

Yes, we can — true; that’s an opportunity. And goes both ways, right? Opportunities for Datalink to cross-sell into our portfolio, as well as from the Insight side to cross-sell into the Datalink portfolio with our larger footprint of — larger portfolio of solutions.

Matt Sheerin - Stifel Nicolaus - Analyst

On the financing, you said that would be a combination of cash on hand and your existing credit facilities, but you also said, Glynis, that following the deal you expect to pay that down fairly quickly. So could you give us an idea of how much would be financed initially and at what pace you would take to pay that down?

Glynis Bryan - Insight Enterprises, Inc. - CFO

I can’t give an exact number about how much would be financed initially, but it would be south of $200 million I’d say, ultimately, based on the cash on hand that Datalink has and all the cash that we’ve put in there.

I think what I can say is that we anticipate by the end of the first — by the end of 2017 or the first 12 months, depending on when the deal closes, that our leverage is going to kind of 1 to 1.2 times and that the acquisition is going to be almost fully repaid over three years based on the combination — acquisition debt is going to be fully repaid over three years based on the combination of Insight and Datalink’s cash flows.

Matt Sheerin - Stifel Nicolaus - Analyst

What’s the blended rate on your current credit lines right now?

Glynis Bryan - Insight Enterprises, Inc. - CFO

3%-ish. Fully burdened.

Matt Sheerin - Stifel Nicolaus - Analyst

Okay. Ken, any other questions that aren’t being asked here relative to the deal?

Ken Lamneck - Insight Enterprises, Inc. - President and CEO

No, I think it’s pretty straightforward. They’ve run a really good business, Datalink, and we’re going to continue to capitalize on that, continue to grow it. Again, they’ve got some really strong partner relationships with a lot of the up-and-coming partners that we look to really capitalize on.

We think we can help them with again being global. We think we can help them with our e-commerce platforms. And as you mentioned, there is the potential for a lot of future revenue synergies on both ways, which we haven’t factored in revenue synergies at all into the models at this stage, as our real focus is going to be to make sure we solidify the business initially and do the conversion properly. But we do see upsides there.

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Matt Sheerin - Stifel Nicolaus - Analyst

Just actually one last quick question, Glynis. You mentioned the amortization of intangibles. Do you have a rough ballpark of what that’s going to be?

Glynis Bryan - Insight Enterprises, Inc. - CFO

Matt, we do have a rough ballpark of what that would be, but given we don’t have a view of the client contracts, I would prefer just not to say at this stage. Once we close the transaction in the first quarter, we can definitely give you that number. But we have a rough ballpark about what that would be, and we think it’s — I’m actually not going to say anymore because I don’t want to guide you incorrectly.

Matt Sheerin - Stifel Nicolaus - Analyst

Fair enough. All right, thank you. Best of luck with this.

Glynis Bryan - Insight Enterprises, Inc. - CFO

Thank you, appreciate it.

Operator

(Operator Instructions) Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and we may all disconnect. Everyone, have a great day.

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